UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of June 2007

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                             6 June 2007

              BioProgress launch first Soluleaves™products in UK

London, UK, 5th June 2007: BioProgress plc ('BioProgress' or the 'Company')
(AIM: BPRG; NASDAQ: BPRG), the specialty pharmaceutical and healthcare company, is pleased to announce the launch in the UK of the first of its range of
Soluleaves™, melt in the mouth products.

The first two Soluleaves™ products to be marketed will be, Caffeine
Soluleaves™ - energy boost, and Zinc and Echinacea, which helps boost natural defences against colds and flu.  Other Soluleaves™ products including Vitamin B complex and anti-snoring will be launched in the coming weeks.

The Soluleaves™ range of products will be marketed through the newly acquired
PharmaHerb Limited, a specialist Over The Counter (OTC) products company, using the Kudos brand. Distribution will be through its established niche health shops, pharmacies, supermarket chains, as well as its direct to consumer internet selling (www.kudosvitamins.com).

The market for energy products in the UK is valued around £700m, with the UK cough cold market valued at £430m. The company believes the products possess a number of advantages over existing market products such as being quick to disperse in the mouth leading to rapid onset of action, and suitable for people who have difficulty swallowing tablets and capsules. Peak sales are estimated to be within 1 to 1.5% of their appropriate market.

Richard Trevillion, Chief Executive Officer, of BioProgress commented:
"It is testament to the strength and depth of the Company's infrastructure that
BioProgress has been able to reformulate to UK standards and launch new products in record time. This launch has been timed to capitalize upon the recent acquisition of PharmaHerb. It will also be the first time consumers will have access to the benefits of the Soluleaves™ system in the UK market".

For further information:

BioProgress Plc                                   + 44 (0) 20 7098 9881
Richard Trevillion, CEO
Steve Martin, CDO
Hiral Patel, CFO

Buchanan Communications                           + 44 (0) 20 7466 5000
Rebecca Skye Dietrich
Mark Court

About BioProgress

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems.
Listed on London's AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGELTM polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information.
The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934.  To the extent that this announcement contains certain
"forward-looking statements" within the meaning of the Private Securities
Litigation Reform Act of 1995, this paragraph applies.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from the expectations contained in the forward-looking statements.  The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation.  Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company's filings with the
Securities and Exchange Commission.  The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice.  The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                               BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      s/Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                      Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                     Chief Executive Officer

                                                                                                                                                                                                                                                                                Dated: June 06, 2007